

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2008

<u>Via U.S. Mail</u>

Mr. Paul Holt
Corporate Secretary
Quality Systems, Inc.
18111 Von Karman Avenue, Suite 600
Irvine, CA 92612

**RE: Quality Systems, Inc.
Definitive Additional Soliciting Materials
Filed August 25, 2008
File No. 001-12537**

Dear Mr. Holt:

We have reviewed the above-referenced filing and have the following comments.

<u>General</u>

1. We note that the definitive additional soliciting materials you filed on August 25, 2008, include a letter to shareholders dated August 22, 2008. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A no later than the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding, and in this regard, advise when your letter dated August 22, 2008, was first sent to shareholders.

2. Refer to comment 1 from our letter of July 25, 2008. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. We note as examples the following in your letter to shareholders dated August 22, 2008: your reference to Mr. Hussein's "Grab for Control," and your corresponding assertion that Mr. Hussein's proposal to amend Quality Systems' bylaws to change the definition of independent director is "nothing but a 'power grab' on Mr. Hussein's part and an effort to exert undue influence on the company through different means." Please provide us with factual foundation for the foregoing. Please advise how the influence Mr. Hussein seeks to exert through his current shareholder proposal would be "undue," given that his proposal will become effective only if approved by holders of the requisite number of shares in accordance with the company's bylaws. Alternatively, confirm that you will

you will refrain from making similar statements in future solicitation materials.

*   *   *   *

Please direct any questions to Katherine Wray at (202) 551-3483 or, in her absence, to me at (202) 551-3266. You may also contact us via facsimile at (202) 772-9210. Please address all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile
        Julia K. Cowles, Esq.
        William M. Kelly, Esq.
        Davis Polk & Wardwell
        Facsimile: (650) 752-2111